[redacted]

11018812

RECEIVED
SECURITIES
FEB 2 8 2011
SEC MAIL PROCESSING
WASH, D.C.
189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. Seelaus & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Deforest Avenue, Suite 304
(No. and Street)

Summit, NJ 07901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karolina Pajdak 908 273 3011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 Deforest Avenue Suite 101, Summit NJ 07901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Seelaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Co Inc, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

KAROLINA PAJDAK
Commission # 2333564
Notary Public, State of New Jersey
My Commission Expires
September 02, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. SEELAUS & CO., INC. & SUBSIDIARY

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
R. Seelaus & Co., Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of R. Seelaus & Co., Inc. and Subsidiary (the Company) as of December 31, 2010, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. and Subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Crane, Tonelli, Rosenberg & Co., LLP

February 23, 2011

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 122,578
Receivables from clearing organizations	444,516
Receivables from shareholders and employees	43,348
Securities owned, at fair value	6,046,406
Secured demand notes	290,000
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization	150,781
Other assets	251,654
	$7,349,283

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to clearing organizations	$3,191,517
Securities sold, not yet purchased, at fair value	496,837
Notes payable	155,875
Accounts payable, accrued expenses and other liabilities	1,789,858
	5,634,087
Commitments, contingencies and guarantees:	
Subordinated borrowings	290,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 143,190 shares issued and outstanding, stated at $2.31 per share	330,769
Additional paid-in capital	173,343
Retained earnings	1,499,824
	2,003,936
Less: treasury stock, 22,490 shares at cost	(578,740)
Total stockholders' equity	1,425,196
	$7,349,283

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Trading revenue	$ 8,998,520
Commission income	320,755
Investment advisory fees	294,686
Interest and dividend income	262,510
Insurance income	76,481
Annuity income	95,383
Other income	34,051
Total revenues	10,082,386
Expenses:	
Employee compensation and benefits	7,590,159
Payroll taxes	397,114
Occupancy and equipment	202,359
Non-broker clearance charges	292,801
Bloomberg service	331,654
Stock exchange fees	173,625
Consulting	119,912
Regulatory assessments	102,553
Communications and data processing	95,641
Interest	85,539
Depreciation	23,046
Promotion	5,603
Other operating expenses	418,929
Total expenses	9,838,935
Income before income taxes	243,451
Provision for income taxes	3,614
Net income	$ 239,837

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional		Treasury Stock		Total
	Shares	Amount	Paid-In Capital	Retained Earnings	Shares	Amount	Stockholders' Equity
Balance at January 1, 2010	143,190	$330,769	$173,343	$1,391,695	22,490	($578,740)	$1,317,067
Net income				239,837			239,837
Distributions				(131,708)			(131,708)
Balance at December 31, 2010	143,190	$330,769	$173,343	$1,499,824	22,490	($578,740)	$1,425,196

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings at January 1, 2010	$290,000
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2010	$290,000

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 239,837
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation	23,046
Loss on disposal of furniture, equipment and leasehold improvements	16,192
(Increase) decrease in operating assets:	
Receivables from clearing organization	3,306
Receivables from shareholders and employees	16,842
Securities owned	(2,375,459)
Other assets	(8,142)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	379,280
Payables to clearing organization	1,657,044
Securities sold not yet purchased	472,084
Total adjustments	184,193
Net cash provided by operating activities	424,030
Cash flows from investing activities:	
Purchase of furniture, equipment, and leasehold improvements	(143,656)
Net cash used in investing activities	(143,656)
Cash flows from financing activities:	
Payment on note payable	(135,811)
Distributions to shareholders	(131,708)
Net cash provided by financing activities	(267,519)
Net increase in cash	12,855
Cash at beginning of the year	109,723
Cash at end of the year	$ 122,578
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$ 81,595
Income taxes	$ 2,540

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 1: Organization and Nature of Business

R. Seelaus & Co. (the Company) was organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company's customers are located throughout the United States, with offices in Summit, New Jersey and Boston, Massachusetts.

Note 2: Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned immaterial subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2010 are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 2: Summary of Significant Accounting Policies (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (see Note 8). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2010, there are no unrecognized tax benefits.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 3: Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
State and municipal	$ -	$4,487,645	$ -	$4,487,645
Corporate debt	-	900,204	-	900,204
U.S government and agency	-	645,884	-	645,884
Other debt securities	12,673	-	-	12,673
Total	$12,673	$6,033,733	$ -	$6,046,406

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 3: Fair Value Measurements (Continued)

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased:				
State and municipal	$ -	$ 8,771	$ -	$ 8,771
U.S. government and agency	-	488,066	-	488,066
Total	$ -	$496,837	$ -	$496,837

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

Note 4: Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2010 are listed below:

Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2011 based on $200,000 balance. Interest expense was $18,000 for the year ended December 31, 2010.	$190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2011. Interest expense was $8,000 for the year ended December 31, 2010.	100,000
	$290,000

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 4: Liabilities Subordinated to Claims of General Creditors (Continued)

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings approximates the carrying value.

Note 5: Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are summarized as follows:

Furniture	$ 106,438
Office machinery and equipment	225,964
Leasehold improvements	11,953
	344,355
Less: Accumulated depreciation	(193,574)
Furniture, equipment, and leasehold improvements-net	$ 150,781

Note 6: Receivables from and Payables to Clearing Organization

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

Note 7: Commitments

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through May, 2020. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2011	$ 312,920
2012	264,208
2013	262,072
2014	262,072
2015	262,072
Thereafter	1,428,292
Total future minimum lease payments	$2,791,636

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 7: Commitments (Continued)

Rent expense under all operating leases was approximately $198,717 for the year ended December 31, 2010.

Note 8: Income Taxes

The provision for income taxes for the year ended December 31, 2010 of $3,614 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as an S corporation. The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations. The Company is no longer subject to examination by taxing authorities for years prior to 2007.

Note 9: Notes Payable

Notes payable at December 31, 2010 consists of the following:

Note payable – Cellitti, due in annual installments of $115,748 plus interest at an annual rate of 6%, maturing July 16, 2011	$115,748
Note payable – Pedretti, due in annual installments of $20,063 plus interest at an annual rate of 4.7%, maturing June 14, 2012	40,127
	$155,875

Principal payments due on the above notes for each of the subsequent two years are as follows as of December 31, 2010:

2011	$135,812
2012	20,063
	$155,875

The fair value of long-term notes payable approximates carrying value.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 10: Financial Instruments

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's long-term notes payable and subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2010, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2010	
	Owned	Sold Not Yet Purchased
State and municipal obligations	$4,487,645	$ 8,771
Corporate bonds, debentures, and notes	900,204	-
Obligations of U.S. government	645,884	488,066
Other securities	12,673	-
	$6,046,406	$496,837

When-Issued Securities

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

(Continued)

Note 10: Financial Instruments (Continued)

When-Issued Securities (Continued)

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Principal Transactions

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2010 are the following:

Municipal Trading Gains and Commissions	$4,190,568
Corporate Trading Gains and Commissions	2,518,577
Government Trading Gains and Commissions	2,281,053
UIT Trading Gains and Commissions	8,322
	$8,998,520

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 11: Employee Benefit Plan

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation. During the year ended December 31, 2010, the Company contributed approximately $161,000 to the plan.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 12: Related Party Transactions

The Company advances shareholders and employees money from time to time. As of December 31, 2010, the Company has receivables of $40,127 due from shareholders, and $3,221 due from employees. No interest income was charged or received on advances during 2010.

As of December 31, 2010, the Company has a liability pursuant to a secured demand note collateral agreement with an individual related to the majority shareholder in the amount of $100,000 (see Note 4). Interest expense in the amount of $8,000 was incurred and paid during 2010.

Note 13: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $944,775, which is $694,775 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2010 was 2.06 to 1.

Note 14: Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	RSC Financial Products, LLC
Total assets	$17,640
Stockholders' equity	$14,960

The $14,960 of stockholders' equity of the broker-dealer subsidiary is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC rule 15c3-1.

Note 15: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010

Note 16: Subsequent Events

Subsequent events have been evaluated through February 23, 2011, which is the date the financial statements were available to be issued.

* * * * *

SCHEDULE I

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Net Capital:	
Total consolidated stockholders' equity	$1,425,197
Add: Subordinated borrowings allowable in computation of net capital	290,000
Total capital and allowable subordinated borrowings	1,715,197
Deductions/charges:	
Nonallowable assets	367,286
Net capital before haircuts on security positions (tentative net capital)	1,347,911
Haircuts on securities	403,136
Net Capital	$944,775
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$1,945,731
Payable to brokers and dealers	
Total aggregate indebtedness	$1,945,731
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness of $1,945,732)	$ 129,715
Minimum dollar net capital requirement	$ 250,000
Net capital required	$ 250,000
Excess net capital at 1,500%	$ 694,775
Excess net capital at 1,000%	$ 644,775
Ratio of aggregate indebtedness to net capital	2.06 to 1

<u>Reconciliation With The Company's Computations</u>:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2010, as amended, filed on February 25, 2011.

SCHEDULE II

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

SCHEDULE III

R. SEELAUS & CO., INC. & SUBSIDIARY
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
R. Seelaus & Co., Inc. & Subsidiary

In planning and performing our audit of the consolidated financial statements and supplemental schedules of R. Seelaus & Co., Inc. & Subsidiary (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices

(Continued)

and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP

Summit, NJ

February 23, 2011

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

www.CTRLLP.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
R. Seelaus & Co., Inc. & Subsidiary
Summit, NJ 07901

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by R. Seelaus & Co., Inc. and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating R. Seelaus & Co., Inc. and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). R. Seelaus & Co., Inc.'s and Subsidiary's management is responsible for R. Seelaus & Co., Inc. and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

(Continued)

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP
February 23, 2011

R. SEELAUS & CO., INC. & SUBSIDIARY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-31475

FOR THE YEAR ENDED
DECEMBER 31, 2010

(With Independent Auditors' Report)